September 14, 2022
Division of Corporation Finance
Office of Life Sciences
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Julie Sherman
Mary Mast
Tyler Howes
Jason Drory

Re:	Biohaven Research Ltd.
Amendment No. 2 to Registration Statement on Form 10
Filed September 7, 2022
File No. 001-41477

Ladies and Gentlemen:
This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated September 13, 2022, regarding Amendment No. 2 to Registration Statement on Form 10 of Biohaven Research Ltd. (the “Company”) filed by the Company on September 7, 2022 (the “Form 10”). The Company’s response to the comment letter follows.
Amendment No. 2 to Registration Statement on Form 10 filed September 7, 2022
Exhibit 99.1

Description of Shares, page 166
1.We note that the exclusive forum provision in your articles of association identifies the courts of the British Virgin Islands as the exclusive forum for certain litigation, including any "derivative action." Please include a risk factor clearly describing any risks resulting from such a provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
Company Response: In response to the Staff’s comment, the Company has included a risk factor on pages 51–52 of the Information Statement describing risks resulting from the exclusive forum provision in the Company’s amended and restated memorandum and articles of association. The Company has also revised Article 65 of its amended and restated memorandum and articles of association set forth as Exhibit 3.1 to the Form 10 to provide that the exclusive forum provision does not apply to any action or suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

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Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ Vlad Coric, M.D.

Vlad Coric, M.D.
Chief Executive Officer

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP